SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BY-LAWS
TIM PARTICIPAÇÕES S.A.

CHAPTER I
THE COMPANY’S CHARACTERISTICS

Section 1 - TIM PARTICIPAÇÕES S.A. is a publicly-held company, governed by these By-laws and by the applicable legislation.

Section 2 - The purpose of the Company is to:

I.	Control the companies which explores telecommunications services, including mobile personal telephone services and others, in their respective authorization and/or concession areas;
II.	Promote, through its controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective concession and/or authorization areas;
III.	Promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies;
IV.	Promote and incentive study and research activities for the development of the mobile telephone services industry;
V.	Provide specialized technical mobile telecommunications services through controlled or affiliated companies;
VI.	Promote, incentive and coordinate, through controlled or affiliated companies, the education and training of the staff required by the mobile telephone services industry;
VII.	Perform or promote the import of goods and services for the controlled or affiliated companies;
VIII.	Engage in any other activities related or akin to its purpose; and
IX.	Hold interest in the corporate capital of other companies.

Section 3 - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro, at Avenida das Américas, No. 3,434, 1st Block 1, 7th floor – Part; upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad.

Section 4 - The duration term of the Company is indeterminate.

CHAPTER II
CAPITAL STOCK

Section 5 - The subscribed and fully-paid capital stock is of eight billion, one hundred and sixty-four million, six hundred and sixty-four thousand, six hundred and twenty-eight reais and sixty-six cents (R$ 8,164,664,628.66), represented by two billion, four hundred and seventy-seven million, eight hundred and four thousand, nine hundred and thirty-six (2,477,804,936) shares, of which eight hundred and forty-three million, nine hundred and eighty-six thousand, five hundred and fifteen (843,986,515) are common shares and one billion, six hundred and thirty-three million, eight hundred and eighteen thousand, four hundred and twenty (1,633,818,420) are preferred shares, all of them nominative shares, with no par value.

Section 6 - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of two billion and five hundred million (2,500,000,000) shares, either common or preferred shares.

Sole Paragraph – Within the limits of the authorized capital stated in the caput of this section, the Company may grant stock options to its officers, employees or individuals rendering services to the Company or to its controlled companies, in compliance with the plan approved by the Shareholders' Meeting.

Section 7 - The capital stock is represented by common and preferred shares, with no par value; there is no obligation of keeping a ratio between them in capital increases, except as otherwise provided by the law or hereby.

Section 8 - The Shareholders' Meeting may cancel the preemptive right in the issue of shares, convertible debentures and subscription bonus, which placement is made by:

I.	Public subscription or public trading;
II.	Exchange for shares of stock in a tender bid for the controlling interest, pursuant to sections 257 through 263 of Law No. 6,404/76;
III.	Use of tax incentives, as provided in the applicable special law.

Section 9 - Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.

Section 10 - Preferred shares have no right to vote, except in the case provided in the sole paragraph of section 13 hereof, being assured to them the following priority or advantages:

I	priority in the capital stock refund, without any premium;
II

payment of a minimum and non-cumulative dividend of 6% (six percent) per year over the amount resulting from the division of the subscribed capital stock by the total number of shares issued by the Company.

Paragraph One: Preferred shareholders are ensured the right to receive, every year, a dividend on their shares corresponding to 3% (three percent) of  the book value of the share, as stated in the last approved balance sheet, whenever the dividend determined by this criterion is higher than the dividend calculated by applying the criterion set forth in item II of this section.

Paragraph Two – Preferred shares shall acquire the right to vote in the event the Company ceases paying the minimum dividends provided above for three (3) consecutive years, and shall retain such right until the full payment, in the event such dividends are non-cumulative, or until the cumulative dividends in arrears are paid, all pursuant to paragraph 1, section 111 of Law No. 6,404/76.

Section 11 – The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in section 35, paragraph 3rd of Law No. 6,404/76.

CHAPTER III
SHAREHOLDERS’ MEETING

Section 12 – The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.

Section 13 – The following are exclusive powers of the Shareholders' Meeting:

I.	to amend the By-laws;
II.

to authorize the issue of debentures and convertible debentures into shares or their sale, if they are kept in treasury, and also authorize the sale of any convertible debentures into shares issued by controlled companies held by the Company, and the Company may vest on the Board of Directors the authority to determine the time and conditions of the maturity, amortization or redemption; the interest payment terms and conditions; profit-sharing and reimbursement premium, if any; and the placement or subscription method; as well as the type of debentures;

III.	To decide on the appraisal of assets given by shareholders to pay up capital stock;
IV.	To decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;
V.	To authorize the Company to grant guarantees to third parties’ obligations, excluding its controlled companies’ obligations;
VI.	To suspend the rights of shareholders that do not comply with their duties imposed by law or by these By-laws;
VII.	To elect and remove, at any time, the members of the Board of Directors and the members of the Statutory Audit Committee;
VIII.	to determine the global or individual remuneration of the members of the Board of Directors, Board of Executive Officers and members of the Statutory Audit Committee;
IX.	to annually take the accounts of the management and decide about the financial statements submitted by the management;
X.	to decide whether the Company shall file a civil liability law suit against the management for losses in the Company’s assets, as provided in section 159 of Law No. 6,404/76;
XI.	to authorize the sale of all or part of the shares of a controlled company;
XII.	to resolve about capital stock increase by means of subscription of new shares, as provided in the sole paragraph of section 6 and whenever the limit of the authorized capital has been attained;
XIII.	to decide on the issue of any other securities in Brazil or abroad, in particular the issue of shares and subscription bonus, in compliance with the laws and the provisions hereof;
XIV.	to authorize the exchange of shares or other securities issued by controlled companies;
XV.

to previously approve the execution of any agreements with a duration exceeding 12 (twelve) months between the Company or its controlled companies, on the one side, and the controlling shareholder or companies controlled, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, except when those agreements are governed by uniform clauses.

Sole Paragraph - Without prejudice to the provision under paragraph 1, section 115 of Law No. 6,404/76, the holders of preferred shares shall have right to vote on the shareholders' meeting decisions mentioned in item XV of this section, as well as on those concerning the amendment or cancellation of the following provisions of these sections:

I.	item XV of section 13;
II.	sole paragraph of section 14; and
III.	section 49.

Section 14 - The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law No. 6,404/76.

Sole Paragraph - In the hypotheses provided under section 136 of Law No. 6,404/76, the first call to the Shareholders' Meeting shall be made at least 30 (thirty) days in advance, and the second call at least eight (8) days in advance.

Section 15 - The Shareholders' Meeting shall be opened by the Company's Chief Executive Officer or by its expressly appointed proxy, with specific authority therefore, who shall then elect the presiding board, formed by a chairman and a secretary, chosen among the attending individuals.

Sole Paragraph – In order to prove the shareholder status, it will be observed the provision of section 126 of Law No. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the shareholders' meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the shareholders' meeting.

Section 16 - The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.

Paragraph One - The minutes shall be recorded as a summary of the facts, including dissents and protests.

Paragraph Two - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.

Section 17 - Annually, within the first four months following the end of the fiscal year, a annual Shareholders' Meeting shall be convened to:

I.	take the management accounts; examine, discuss and vote the financial statements;
II.	decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and
III.	elect the members of the Statutory Audit Committee and, when applicable, the members of the Board of Directors.

Section 18 - A Special Shareholders' Meeting shall be convened whenever the Company interests so require.

Section 19. – The shareholders shall exercise their voting rights in the Company’s interests.

CHAPTER IV
COMPANY MANAGEMENT

SECTION I
GENERAL RULES

Section 20 - The Company shall be managed by the Board of Directors and by the Board of Executive Officers.

Paragraph One - The Board of Directors, as a decision body, shall carry out the high management of the Company.

Paragraph Two - The Board of Executive Officers is the Company’s representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 13, 25 and 32 of these By-laws are observed.

Paragraph Three - The duties and powers vested by law on each management body cannot be assigned to another.

Paragraph Four – The members of the Board of Directors and of the Board of Executive Officers are released from providing a pledge as guarantee of their term of office.

Section 21 - Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Executive Officers’ Meetings, as the case may be.

Section 22 –At the taking of office, the Company’s Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere  to the terms of the Company’s ethics code and the “Policy of Disclosure and Use of Information and of Securities Trading” Manual.

Section 23 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the instrument of appointment within the thirty (30) days as of its election or is absent from exercising its duties for more than thirty (30) consecutive days or ninety (90) non-consecutive days during the term of office, everything with no just cause, at the discretion of the Board of Directors.

Sole Paragraph – The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filing of the document of resignation with the Board of Trade and its publication.

Section 24 - The managers' mandate shall be of two (2) years, with reelection allowed.

Sole Paragraph – The managers' mandates shall be considered extended until their elected successors take office.

SECTION II
BOARD OF DIRECTORS

Section 25 – In addition to the duties provided by law, the Board of Directors is responsible for:

I.

approving and following up the Company's annual budget, as well as that of its controlled companies, in addition to the goals action plan and business strategy plan for the period covered by the budget;

II.	deciding on the Company's capital increase up to the limit of authorized capital, as provided in section 6 of these By-laws;
III.	authorizing the issue of commercial papers for public offering;
IV.	deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, as provided in paragraph 1, section 59 of Law No. 6,404/76;
V.	authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;
VI.	deciding on the approval of a program of depository receipts issued by the Company;
VII.	approving the purchase or sale by the Company of its interest in capital stock of other companies, except in the case provided in item XI of section 13 of these By-laws;
VIII.	authorizing the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;
IX.	authorizing the creation of subsidiary companies;
X.	authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements;
XI.

previously approving any continuous rendering agreements, with a term equal to or below 12 (twelve) months, of an amount equal to or greater than R$5,000,000.00 (five million Reais)  per year, between the Company or its controlled companies, on one side, and the controlling shareholder or controlled companies, affiliated, under common control or holding companies of the latter, or companies in any way related to the Company or its controlled companies, on the other side;

XII.	submitting to the approval of the Shareholders’ Meeting the performance of any business or transaction included among those listed in item XV of the section 13 of these By-laws;

XIII.	authorizing the granting of secured or personal guaranty by the Company in favor of controlled companies;
XIV.

authorizing the sale or encumbrance of the Company’s real estate properties, or those of the companies controlled thereby, whose book value is greater than R$250,000.00 (two hundred and fifty thousand Reais);

XV.

authorizing the sale or encumbrance of any assets integrating the Company’s permanent assets, or those of the companies controlled thereby, whose book value is greater than R$5,000,000.00 (five million Reais);

XVI.

authorizing the purchase by the Company, or by its controlled companies, of assets for the permanent assets whose individual value is greater than 2% (two percent) of the Company’s net worth, accrued on the latest annual balance sheet approved by the Shareholders`s Meeting;

XVII.

approving the contracting by the Company or its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose individual value is higher than two percent (2%) of the Company’s net worth, accrued on the latest annual balance sheet approved by the Shareholder’s Meeting;

XVIII.

 by virtue of the Company’s social responsibilities and those of its controlled companies, authorizing the performance of non-profit acts, for the benefit of employees or the community, whenever the value involved is greater than R$250,000.00 (two hundred and fifty thousand Reais), provided that the granting of guaranties to employees in the case of interstate and/or intercity transfers does not depend on previous approval by the Board of Directors;

XIX.	approving the Company's supplementary pension plan and that of its controlled companies;
XX.

electing and dismissing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Executive Officers and any amendment to the composition and the duties of the Executive Officers;

XXI.	dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Executive Officers of the Company, as the case may be;
XXII.

approving any Executive Officers' proposal concerning the Company's internal regulations with the respective organizational chart, including the scope of authority and specific duties of its Executive Officers;

XXIII.	establishing the guidelines for Company proxies' vote in the Shareholders' Meetings of its controlled or affiliated companies, as far as the matters approved by the Board of Directors are concerned;
XXIV.	appointing the Company's representatives in the management of the companies in which it holds capital interest;
XXXV.	electing and dismissing the Company’s independent auditors, provided that the recommendations of the Statutory Audit Committee are observed;
XXVI.	perform any other activity assigned to it by the Shareholders' Meeting;

XXVII.	deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.

Section 26 - The Board of Directors is comprised of three (3) to nine (9) permanent members and the same number of alternates.

Section 27 - The Directors and the respective alternates thereto shall be elected by the Shareholders' Meeting, that shall also appoint, among them, the Chairman of the board.

Paragraph One - A Director shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (I) those who hold positions in companies that might be considered competitors to the Company; or (II) those who have or represent conflicting interest with that of the Company. A Director shall not be able to exercise the right to vote in the case those same impediments specified in this paragraph 1 supervene.

Paragraph Two - Pursuant to Section 115, paragraph 1 of Law No. 6,404/76, the right to vote for the election of the Directors shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

Paragraph Three - A Director shall not have access to information nor attend a Board of Directors’ meeting concerning matters in which he/she has or represents conflicting interest with the Company.

Section 28 – The members of the Board of Directors shall be replaced when they are absent, hindered or vacant, by the respective alternate thereto.

Sole Paragraph - In the case of a vacancy in the position of a permanent Director and, in the absence of the alternate thereto to serve for the remaining time of the mandate, the remaining Directors shall appoint a substitute that will exercise the office until the first Shareholders' Meeting.

Section 29 - The Board of Directors shall meet regularly every quarter and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company’s Chief Executive Officer.

Paragraph One – The call notices shall be sent by mail, fax or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

Paragraph Two – The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.

Paragraph Three – The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Executive Officers, other Company’s high-ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matters to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.

Section 30 - The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.

Sole Paragraph – In any case, the Board of Directors meetings shall be recorded in minutes, which shall be signed by all that attended such meeting.

SECTION III
BOARD OF EXECUTIVE OFFICERS

Section 31 - The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of two (2) and a maximum of nine (9) members. All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Executive Officers, one shall be entitled as Chief Executive Officer and the others shall be entitled as established by the Board of Directors.

Paragraph One - In the case of a vacant Executive Officer position, the Board of Directors shall elect a new Executive Officer or an alternate to fill it in for the unexpired term of mandate.

Paragraph Two - In the absence or temporary incapacity of any Officer, an alternate shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Executive Officers.

Section 32 – Pursuant to the provisions of section 143, paragraph 2nd of Law No. 6,404/76, it is incumbent upon the Board of Executive Officers, acting as a decision body:

I. – approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders’ Meeting;

II – previously approve the execution of any agreements between the Company or its controlled companies, on one side, and the controlling shareholder or controlled companies, affiliates, companies subject to common control or controlling companies of the latter, or companies that otherwise are parties related to the Company or its controlled companies, on the other side, provided that the provisions of sections 13 and 25 are observed;

III – authorize the participation of the Company or its controlled companies in any joint venture, partnership, consortium or any similar structure;

IV – authorize the sale or encumbrance of any Company’s real estate properties, or those of its  controlled companies, provided that the provisions of item XIV of section 25 of these By-laws are observed;

V - authorize the sale or encumbrance of any assets integrating the Company’s permanent assets, or those of its controlled companies, whose book value is greater than R$1,000,000.00 (one million Reais), provided that the provisions of item XV of section 25 of these By-laws are observed;

VI – approve the execution by the Company or by its controlled companies, of active or passive agreements for the supply or lease of goods or services whose annual value is greater than R$15,000,000.00 (fifteen million Reais);

VII – approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30,000,000.00 (thirty million Reais), provided that the provisions of item XVII of section 25 of these By-laws are observed;

VIII – authorize the settlement in administrative or judicial proceedings, lawsuits or litigation related to the Company or its controlled companies, whenever the amount involved is greater than R$5,000,000.00 (five million Reais);

IX – by virtue of the Company’s social responsibilities and those of its controlled companies, authorize the performance of non-profit acts to the benefit of employees or the community, provided that  the provisions of item XVIII of section 25 of the By-laws are observed;

X – approve the execution of collective agreements by the Company or its controlled companies;

XI – establish the internal policy of authorizations of the Company and of its controlled companies;

XII – authorize the appointment of proxies for the practice of the acts listed in this Section 32.

Section 33 – The Board of Executive Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Executive Officers.

Paragraph One - The call notices shall be sent by mail, fax or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall specify the agenda.

Paragraph Two – The officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the meeting.

Paragraph Three – The decisions of the Board of Executive Officers shall be made by majority of votes of the Executive Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.

Paragraph Four – In any event, the meetings of the Board of Executive Officers shall be recorded in minutes, which shall be signed by the attending officers.

Section 34 - The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 13, 25 and 32 of these By-laws and under the law are observed.

Paragraph One – The Board of Directors is responsible for determining the scope of authority of each one of the other Executive Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in sections 13, 25 and 32 of these By-laws and under the law are observed.

Paragraph Two – Without prejudice of the provision of paragraph one of this section, any of the Executive Officers may act severally in matters the value of which does not exceed R$100,000.00 (one hundred thousand Reais), as well as to represent the Company before third parties, including federal, state and local government agencies.

Section 35 – Provided that the limits set forth in sections 13, 25, 32 and 34 of these By-laws and under the law are observed, the Company shall be represented and shall be validly bound by the act or signature of: (I) any Executive Officer, acting severally, or (II) 2 (two) attorneys acting jointly. The Company may also be represented by a single attorney, acting severally, as long as the respective power of attorney has been signed by 2 (two) Executive Officers, one of them necessarily being the Chief Executive Officer.

Sole Paragraph - The powers of attorney granted by the Company shall be always signed by one Executive Officer, within the scope of authority of such Officer. The powers of attorney shall specify the powers granted and, except for those for judicial purposes, shall be valid for a maximum of 1 (one) year. The granting of powers of attorney “ad negotia” is prohibited.

Section 36 – The Board of Executive Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to jointly or severally practice any act strange to the Company’s corporate purposes.

CHAPTER V
STATUTORY AUDIT COMMITTEE

Section 37 - The Statutory Audit Committee is the body responsible for the surveillance of the Company’s management acts and information to shareholders, and shall be operated permanently.

Sole Paragraph – In addition to its ordinary duties, the Statutory Audit Committee also performs the function of Company’s Audit Committee.

Section 38 - The Statutory Audit Committee shall be comprised of 3 (three) to 5 (five) permanent members and an equal number of alternates, shareholders or not, elected by the Shareholders’ Meeting.

Paragraph One  The members of the Statutory Audit Committee shall be independent, and for such, they shall comply with the following requirements: I – not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; II – not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Statutory Audit Committee. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Statutory Audit Committee;

Paragraph Two - The term of office of Statutory Audit Committee members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Statutory Audit Committee shall remain in office until their successors are installed.

Paragraph Three - The members of the Statutory Audit Committee, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.

Paragraph Four - The Statutory Audit Committee may request the Company to appoint qualified staff to provide it clerical and technical support.

Paragraph Five -  Upon their installation, the members of the Statutory Audit Committee shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the rules of such agency’s internal regulation, the Company’s ethics code and the “Policy of Disclosure and Use of Information and of Securities Trading” Manual, as well as a statement certifying that they are not under any hindrance, as provided for in the internal regulation of the Statutory Audit Committee.

Section 39 – In addition to the duties provided for at law, the Statutory Audit Committee shall, as the Company’s Audit Committee:

I. advise the Board of Directors on the contracting of or the termination of the agreement with the Company’s independent auditors;

II. previously approve the services to be rendered by the independent auditors, whether such services are audit services or not, as well as the respective fees to be paid by the Company, everything as provided for in the respective procedure as approved by the Statutory Audit Committee;

III. analyze the annual working plan of the Company’s independent auditors, discuss the outcome of their activities, works and revisions made, as well as assess their performance and independence;

IV. issue opinions and judgments and supervise the activities of the Company’s independent auditors, including, to the extent allowed by the law, assist in the settlement of any possible discrepancies between the management and the independent auditors as far as the submission of financial statements and information is concerned;

V. review the work plan of internal auditors, discuss the outcome of their activities, works and revisions made;

VI. analyze the efficacy of the Company’s internal control systems and risk management, in order to monitor the compliance with the provisions related to the submission of financial statements and information, among other things;

VII. carry out the duties provided for in the internal regulation of the Statutory Audit Committee related to receiving, processing and handling anonymous denunciations pertaining to any accounting, internal accounting control or audit matters (“reporting channel”).

Section 40 - The Statutory Audit Committee shall meet regularly every quarter, and specially whenever needed.

Paragraph One - The meetings shall be convened by the Chairman of the Statutory Audit Committee or by 2 (two) of its members or by the Company’s Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.

Paragraph Two - The Committee resolutions shall be passed by majority vote, the majority of its members being present and the dissenting member of the Statutory Audit Committee shall state his dissenting opinion on the meeting minutes and shall inform it to the managing organs and the Shareholders’ Meeting.

Section 41- The members of the Statutory Audit Committee shall be replaced in their absence or incapacity by their respective alternates.

Section 42 - In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Statutory Audit Committee fails to appear at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.

Paragraph One - In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under section 41 hereof.

Paragraph Two - If a position in the Statutory Audit Committee becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.

Section 43 - The remuneration of the members of the Statutory Audit Committee shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.

Sole Paragraph - The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.

Section 44 – As suggested by the Statutory Audit Committee, the Company’s Shareholders’ Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Statutory Audit Committee, which shall be incurred pursuant to the budget approved by the majority of its members.

Paragraph One – The Company’s management shall take the actions required for the Company to bear all costs and expenses as approved by the Statutory Audit Committee, provided that the limit established by the Company’s Shareholders’ Meeting is observed.

Paragraph Two – The Statutory Audit Committee, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders’ Meeting is observed, as provided in the head paragraph hereof.

CHAPTER VI
FISCAL YEAR AND FINANCIAL STATEMENTS

Section 45 - The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.

Section 46 - The Management shall submit to the Annual Shareholders' Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income of the year.

Paragraph One - The net income shall have the following destination:

I.	5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital;
II.

25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law No. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders, respecting the provisions of the next section; such amount shall be increased to meet the amount required to pay the preferred shares priority dividend.

Paragraph Two - The net income balance not allocated to the payment of the mandatory minimum dividend nor to the preferred shares priority dividend shall be allocated to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

Section 47 - The amount corresponding to the mandatory minimum dividend shall be destined to the payment of the preferred shares priority dividend up to the preference limit; then the owners of common shares shall be paid, up to the same limit of preferred shares; the balance, if any, shall be prorated among all shareholders.

Paragraph One - The management may pay or credit interest on capital as provided under paragraph 7, section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under section 202 of Law No. 6,404/76, even when included in the preferred shares minimum dividend.

Paragraph Two - Dividends not claimed within a period of 3 (three) years shall revert to the Company.

CHAPTER VII
LIQUIDATION

Section 48 - The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Statutory Audit Committee for the liquidation period, electing its members and determining their respective remuneration.

CHAPTER VIII
GENERAL AND TEMPORARY PROVISIONS

Section 49 - The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, the shareholders of which shall be granted ample access to the report on that analysis.

Section 50 – These By-laws shall be interpreted in good faith. The Shareholders and the Company shall act in their relationship with the strictest good faith, both subjectively and objectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:April 12 , 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.